UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Old Line Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67984M100

(CUSIP Number)

Eric D. Hovde

122 W. Washington Avenue

Suite 350

Madison, WI 53703

608-255-5175

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 13, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67984M100

1.	Names of Reporting Persons Eric D. Hovde

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with:
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,211,048

	8.	Shared Voting Power 11,680

	9.	Sole Dispositive Power 1,211,048

	10.	Shared Dispositive Power 11,680

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,222,728

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.2%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Old Line Bancshares, Inc., a Maryland Corporation, (the “Issuer”). The principal executive offices of the Issuer are located at 1525 Pointer Ridge Place, Bowie, Maryland 20716.

Item 2.	Identity and Background

a)    This statement is being filed by Eric D. Hovde, an individual.

b)    Mr. Hovde’s principal business address is: Hovde Properties, LLC, 122 W. Washington Ave, Suite 350, Madison, WI 53703.

c)    Mr. Hovde is the Chairman and Chief Executive Officer of H Bancorp LLC, a $1.7 billion private bank holding company with banking operations on both the east and the west coasts of the United States, and the Chief Executive Officer of Hovde Capital Advisors, LLC, an asset management firm that focuses on investing in the financial services and real estate sectors of the public equity markets. Additionally, Mr. Hovde is the Chief Executive Officer and co-owner of Hovde Properties, LLC, a real estate development and management company where he oversees management of the company and all large development projects. The address of H Bancorp LLC is c/o Sunwest Bank, 2050 Main Street, Suite 300, Irvine, CA 92614. The address of Hovde Capital Advisors, LLC, is 122 W. Washington Ave, Suite 350, Madison, WI 53703. The address of Hovde Properties, LLC, is 122 W. Washington Ave, Suite 350, Madison, WI 53703.

d)    During the last five years, Mr. Hovde has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)    During the last five years, Mr. Hovde has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)     Mr. Hovde is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the merger (the “Merger”) of Bay Bancorp, Inc. (“BYBK”) with and into the Issuer on April 13, 2018, pursuant to the Agreement and Plan of Merger, dated as of September 27, 2017, by and between the Issuer and BYBK (the “Merger Agreement”), H Bancorp LLC received 1,134,702 shares of Common Stock, The Eric D. and Steven D. Hovde Foundation (the “Foundation”), of which Eric D. Hovde is a co-trustee, received 11,680 shares of Common Stock, and Mr. Hovde received 76,346 shares of the Common Stock, in exchange for the number of shares of BYBK common stock held by the H Bancorp LLC, the Foundation and Mr. Hovde, respectively, upon the consummation of the Merger. Mr. Hovde purchased shares of BYBK initially with personal funds. The Foundation received its shares of BYBK common stock as a donation from Mr. Hovde. H Bancorp LLC received its shares of BYBK common stock from its individual members as non-cash capital contributions.

Item 4.	Purpose of Transaction

Pursuant to the terms of the Merger Agreement, Mr. Hovde became a Director of the Issuer upon the consummation of the Merger. Except as otherwise set forth herein, Mr. Hovde does not have any plans or proposals that would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as described above;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

a)    Mr. Hovde is deemed to be the beneficial owner of 1,222,728 shares of Common Stock, constituting 7.2% of the outstanding shares of Common Stock.

b)    Mr. Hovde has the sole power to vote or direct the vote, or dispose or direct the disposition, of 1,211,048 shares of Common Stock. Mr. Hovde has shared power to vote or direct the vote, or dispose or direct the disposition, of 11,680 shares of Common Stock.

c)    Other than the acquisition of the shares of Common Stock in the Merger as reported in this Schedule 13D, Mr. Hovde has not effected any transactions in the Common Stock in the past 60 days.

d)    To Mr. Hovde’s knowledge, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares owned directly by Mr. Hovde, other than the Mr. Hovde.

e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
As noted above, Mr. Hovde is a member of the Issuer’s Board of Directors. As a Director, Mr. Hovde is eligible to be granted equity awards under the Issuer’s 2010 Equity Compensation Plan or any equity compensation plan the Issuer may adopt in the future, but any such grant would be at the option of administrator of such plans. Otherwise, Mr. Hovde is not a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 23, 2018
Date
/s/ Eric D. Hovde
Signature
Eric D. Hovde
Name

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).